This announcement is neither an offer to purchase nor a solicitation of an offer to sell Shares. Each Offer is being made solely by the Offer to Purchase dated September 29, 2006 and the related Agreement of Transfer and Letter of Transmittal and is not being made to, nor will tenders be accepted from or on behalf of, Shareholders residing in any jurisdiction in which making or accepting the Offer would violate that jurisdiction’s laws. In those jurisdictions where the laws require the Offer to be made by a licensed broker or dealer, the Offer shall be deemed to be made on behalf of the Purchaser, if at all, only by one or more registered brokers or dealers licensed under the laws of the applicable jurisdiction.

Shareholders are advised to read the tender offer statement when it is available as it contains important information. Investors may get the tender offer statement and other filed documents free at the Securities and Exchange Commission’s website at www.sec.gov and may also obtain free copies from Everest Investors 17, LP at the address listed below.

Notice of Offer to Purchase

2,193,450 SHARES OF COMMON STOCK IN

G REIT, INC. BY

EVEREST INVESTORS 17, LP FOR

$8 PER SHARE IN CASH

Everest Investors 17, LP, a California limited partnership (the “Purchaser”), is offering to purchase up to 2,193,450 shares of the common stock (“Shares”) in G REIT, INC., a Maryland Corporation (the “Company”), at a cash purchase price of $8 per Share, without interest, less the amount of the Distributions (as defined in the Offer to Purchase) per Share, if any, made or declared to the holders of Shares (“Shareholders”) by the Company after the date of the Offer, and less any transfer fees imposed by the Company for each transfer, upon the terms and conditions set forth in the Offer to Purchase, dated September 29, 2006, as it may be supplemented or amended (the “Offer to Purchase”) and in the related Agreement of Transfer and Letter of Transmittal, as it may be supplemented or amended (the “Letter of Transmittal,” and, together with the Offer to Purchase, the “Offer”). The Offer is not subject to brokerage commissions and is not conditioned upon financing.

THE OFFER, WITHDRAWAL RIGHTS AND PRO-RATION PERIOD WILL EXPIRE AT

5:00 P.M. LOS ANGELES TIME ON FRIDAY, NOVEMBER 3, 2006, UNLESS THE OFFER IS EXTENDED.

For purposes of the Offer, the Purchaser will be deemed to have accepted for payment pursuant to the Offer, and thereby purchased, validly tendered Shares if, as and when the Purchaser gives notice to the Company of the Purchaser’s acceptance of those Shares for payment pursuant to the Offer. Upon the terms and subject to the conditions of the Offer, payment for Shares accepted for payment pursuant to the Offer will be made and transmitted directly to the Shareholders whose Shares have been accepted for payment.

The Purchaser is making the Offer for investment purposes and does not currently intend to change current management or the operation of the Company and does not have current plans for any extraordinary transaction involving the Company.

In all cases, payment for Shares purchased pursuant to the Offer will be made only after timely receipt by the Purchaser of: (i) a properly completed and duly executed and acknowledged Letter of Transmittal, (ii) any other documents required by the Letter of Transmittal, and (iii) written confirmation from the Company of the transfer of the Shares to the Purchaser. If more than the number of Shares being sought in the Offer are validly tendered and not withdrawn on or prior to the Expiration Date, the Purchaser will, upon the terms and subject to the conditions of the Offer, accept and pay for an aggregate of the Shares being sought in the Offer, pro rata, with appropriate adjustments to avoid purchases of fractional Shares. Under no circumstance will interest on the purchase price for Shares be paid, regardless of any extension of the Offer or delay in making the payment to Shareholders.

As used herein, the term “Expiration Date” will mean the latest time and date to which the Offer is extended by the Purchaser. Subject to the applicable regulations of the Securities and Exchange Commission, the Purchaser expressly reserves the right at any time to extend the period of time during which the Offer is open for any reason, including the occurrence of any of the events specified in the Offer to Purchase. Any extension will be followed by a press release or public announcement made no later than 9:00 a.m., New York City time, on the next business day after the previously scheduled Expiration Date. However, the Purchaser will not offer a subsequent offering period pursuant to Rule 14d-11 under the Exchange Act.

Tenders of Shares made pursuant to the Offer are irrevocable, except that Shares tendered pursuant to the Offer may be withdrawn at any time on or prior to the Expiration Date and, unless already accepted for payment by the Purchaser pursuant to the Offer, may also be withdrawn at any time after November 28, 2006. For withdrawal to be effective, a written notice of withdrawal must be timely received by the Purchaser at its address set forth on the back cover of the Offer to Purchase. Any notice of withdrawal must specify the name of the person(s) who tendered the Shares to be withdrawn and must be signed by the person(s) who signed the respective Letter of Transmittal in the same manner as such Letter of Transmittal was signed. Any Shares properly withdrawn will be deemed not validly tendered for purposes of the Offer. Withdrawn Shares may be re-tendered at any time prior to the Expiration Date.

The information required to be disclosed by Rule 14d-6(d)(1) of the General Rules and Regulations under the Securities and Exchange Act of 1934, as amended (the “Act”), is contained in the Offer to Purchase and is incorporated herein by reference.

The Offer to Purchase and the Letter of Transmittal and, if required, other relevant materials will be mailed to registered Shareholders and will be furnished to brokers, banks and similar persons whose names, or whose nominees, appear on the list of Shareholders, or if applicable, who are listed as participants in a clearing agency’s security position listing for subsequent transmittal to beneficial owners of Shares. The Purchaser may also make a request under Rule 14d-5 under the Act, for a new list of the Shareholders for the purpose of disseminating the Offer to the respective Shareholders. If made, upon compliance by the Company with the request, the Offer materials will be mailed or furnished in the same manner as described above to any Shareholders on the new list that differ from Purchaser’s list.

Questions and requests for assistance may be directed to the Purchaser at its address and telephone number set forth below. Copies of the Offer to Purchase and the related Letter of Transmittal may be obtained from the Purchaser, and will be furnished promptly at the Purchaser’s expense. The Purchaser will not pay any fees or commissions to any broker or dealer or any other person for soliciting tenders of Shares pursuant to the Offer.

Information About the Offer is Available From:

EVEREST INVESTORS 17, LP

199 S. Los Robles Ave., Suite 200, Pasadena, California 91101

September 29, 2006	Telephone: (626) 585-5920; Facsimile: (626) 585-5929